1875 K Street, N.W.
Washington, DC 20006

Tel: 202 303 1000
Fax: 202 303 2000

December 29, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	iShares U.S. ETF Trust (the “Trust”)

(Securities Act File No. 333-179904

Investment Company Act File No. 811-22649)

Post-Effective Amendment No. 137

Ladies and Gentlemen:

On behalf of the Trust, we hereby transmit for filing under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940, Post-Effective Amendment No. 137 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A. The Amendment relates to the iShares Short Maturity Bond ETF (the “Fund”).

The Amendment is being filed pursuant to Rule 485(a)(1) under the 1933 Act, and it will become effective 60 days after filing. The Amendment is being filed to reflect the change in the Fund’s investment strategies to provide that the Fund may, to a limited extent, engage in derivatives transactions that include interest rate swaps.

Corresponding changes have also been made to the Fund’s risk factors.

The following information is provided to assist the staff of the U.S. Securities and Exchange Commission in its review of the Registration Statement.

Investment Objectives and Strategies

The Fund seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of its net assets in a portfolio of U.S. dollar-denominated investment-grade fixed-income securities. The Fund primarily invests in investment-grade fixed-income securities that are rated a minimum of BBB- or higher by Standard & Poor’s Ratings Services and/or Fitch Ratings, Inc., or Baa3 or higher by Moody’s Investors Service, Inc., or, if unrated, determined by the management team to be of equivalent quality. The Fund primarily invests in fixed- and floating-rate securities of varying maturities, such as corporate and government bonds, agency securities, instruments of non- U.S. issuers, privately-issued securities, asset-backed and mortgage-backed securities, structured securities, municipal bonds, money market instruments and investment companies. The Fund invests in securities issued by financial institutions such as banks, broker-dealers and insurance companies. The Fund may enter into to-be-announced transactions (“TBA transactions”) on a regular basis with respect to the percentage of the portfolio (if any) that consists of mortgage-backed pass-through securities. BFA or its affiliates may advise the money market funds and investment companies in which the Fund may invest.

Under normal circumstances, the effective duration of the Fund’s portfolio is expected to be one year or less, as calculated by the management team. Effective duration is a measure of the Fund’s price sensitivity to changes in yields or interest rates; however investors should be aware that effective duration is not an exact measurement and may not reliably predict a particular security’s price sensitivity to changes in yield or interest rates.

Under normal circumstances, the Fund will also seek to maintain a weighted average maturity that is less than three years. Weighted average maturity is a U.S. dollar-weighted average of the remaining term to maturity of the underlying securities in the Fund’s portfolio. For the purposes of determining the Fund’s weighted average maturity, a security’s final maturity date, or for amortizing securities such as asset-backed and mortgage-backed securities, its weighted average life, will be used for calculation purposes.

The Fund is an actively managed exchange-traded fund that does not seek to replicate the performance of a specified index. The Fund may have a higher degree of portfolio turnover than funds that seek to replicate the performance of an index.

In order to manage exposure to interest rate fluctuations, the Fund may, to a limited extent, engage in derivatives transactions that include interest rate swaps. Interest rate swaps are agreements between two parties to exchange one periodic interest rate for another, on a pre-determined notional amount.

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin

Benjamin J. Haskin

cc:	Ed Baer, Esq.

Michael Gung

Katherine Drury

Seong Kim